EXHIBIT 12.1
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Income before income taxes, cumulative effect of change in accounting principle, losses in equity investments and minority interests	$1,792	$1,560	$1,253	$1,316	$1,129

Fixed charges deducted from income:
Interest expense	521	545	496	455	439
Implicit interest in rents	44	49	51	51	69

	565	594	547	506	508

Earnings available for fixed charges (a)	$2,357	$2,154	$1,800	$1,822	$1,637

Interest expense	$521	$545	$496	$455	$439
Capitalized interest	22	18	9	22	22
Implicit interest in rents	44	49	51	51	69

Total fixed charges (a)	$587	$612	$556	$528	$530

Ratio of earnings to fixed charges	4.0x	3.5x	3.2x	3.5x	3.1x

(a)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Statements of Operations. For purposes of this disclosure, interest expense related to income tax matters has been excluded from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.